

July 8, 2014

Via E-mail
Mr. Philip D. Fracassa
Chief Financial Officer
The Timken Company
4500 Mt. Pleasant St., NW
North Canton, OH 44720-5450

> **Re:** **The Timken Company**
> **Form 10-K**
> **Filed February 28, 2014**
> **File No. 1-1169**

Dear Mr. Fracassa:

We have reviewed your filing and have the following comment. Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response. After reviewing the information you provide in response to this comment, we may have additional comments.

Definitive Proxy Statement

Proxy Card

1. We note proposal three on the proxy card. In future filings, please ensure that the proxy card clearly indicates that shareholders are being asked to vote, on an advisory basis, *to approve* executive compensation. For additional guidance, please see Question 169.07 of the Exchange Act Rules Compliance and Disclosure Interpretations available on the Commission's website.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jenn Do at (202) 551-3743, Tracey Smith at (202) 551-3736, or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood at (202) 551-3345, or Era Anagnosti at (202) 551-3369, with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief